SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended: December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period From          to

Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bar Harbor Bankshares 401(k) Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bar Harbor Bankshares
82 Main Street

Bar Harbor, Maine 04609

BAR HARBOR BANKSHARES 401(k) PLAN

Financial Statements and Supplemental Schedules

December 31, 2020 and 2019

(With Report of Independent Registered Public Accounting Firm)

BAR HARBOR BANKSHARES 401(k) PLAN

Financial Statements and Supplemental Schedules

December 31, 2020 and 2019

*Schedules required by Form 5500 that are not applicable have not been included.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator, and Plan Participants of the Bar Harbor Bankshares 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Bar Harbor Bankshares 401(k) Plan (the Plan) as of December 31, 2020 and 2019, the related statements of changes in net assets available for benefits for the years then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ RSM US LLP

We have served as the Plan's auditor since 2016.

Boston, Massachusetts

June 28, 2021

BAR HARBOR BANKSHARES 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2020 and 2019

	2020	2019
Cash	$276	$1,551
Investments, at fair value	51,285,000	43,354,760
Receivables:
Notes receivable from participants	649,195	946,635
Total receivables	$649,195	$946,635

Total Assets	51,934,471	44,302,946

Net assets available for benefits	$51,934,471	$44,302,946

See accompanying notes to financial statements.

BAR HARBOR BANKSHARES 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2020 and 2019

	2020	2019
Investment income:
Net appreciation in fair value of investments	$4,253,136	$5,866,650
Interest and dividends from investments	1,502,191	1,403,529
Other income	—	27,300
Total investment income	$5,755,327	$7,297,479

Interest on notes receivable from participants	$43,896	$48,485

Contributions:
Participants	2,594,813	2,308,157
Employer	1,311,701	1,220,398
Rollovers	1,306,415	499,637
Total contributions	$5,212,929	$4,028,192

Total additions	$11,012,152	$11,374,156

Deductions from net assets attributed to:
Benefits paid directly to participants	(3,368,233)	(5,949,134)
Administrative expenses	(12,394)	(81,132)
Total deductions	$(3,380,627)	$(6,030,266)

Net increase in net assets available for benefits	$7,631,525	$5,343,890

Net assets available for benefits:
Beginning of year	44,302,946	38,959,056
End of year	$51,934,471	$44,302,946

See accompanying notes to financial statements

BAR HARBOR BANKSHARES 401(k) PLAN

Notes to Financial Statements

December 31, 2020 and 2019

(1)	Description of Plan

The following description of the Bar Harbor Bankshares (the “Company” or the “Plan Sponsor”) 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering all employees of the Company who have achieved the age of 20-1/2. Contributions start on the first day of the coinciding month or the next following month once eligibility is achieved. There is no service requirement for eligibility. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company utilizes a Recapture account for 12b-1 fees. Expenses over and above the balance in the Recapture Account are paid by the Company.

Effective October 26, 2019, the Company acquired eight (8) People’s United Bank (PUB) branches and associated employees in central Maine. PUB Employees were automatically enrolled in the Plan at a deferral of 3%, effective immediately upon acquisition.  These employees were afforded the opportunity to roll over their funds into the Plan.

(b)	Contributions

Each year, participants may contribute up to 90% (limited to tax withholding and statutory ceilings) of pretax annual compensation, as defined in the Plan. The Plan also allows after-tax (Roth) deferrals. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions (limited to statutory ceilings). Participants may also contribute amounts representing distributions from other qualified defined benefit, Individual Retirement Accounts, or defined contribution plans. Participants direct the investment of their contributions into investment options offered by the Plan.

The Plan is a safe harbor plan providing matching contributions under a basic matching contribution formula. During 2020 and 2019, the Company matched 100% up to the first 3% of each participant’s salary deferred and 50% on  deferrals from 3% to 5% of each participant’s salary. The Company match is 100% vested immediately and invested in the same manner as the participant has directed for their contributions. Additional profit sharing amounts may be contributed at the option of the Company’s board of directors and, if provided, are vested immediately and invested as directed by the participant. No additional profit sharing contributions were made in 2020 or 2019.

(c)	Participants’ Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s match, and profit sharing contributions along with an allocation, based upon a participant’s account balance, of any earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Vesting

Participants are vested immediately in their personal contributions and the Company’s contributions.

BAR HARBOR BANKSHARES 401(k) PLAN

Notes to Financial Statements

December 31, 2020 and 2019

(e)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would remain 100% vested in all funds represented by their account balance.

(f)	Payment of Benefits

On termination of employment including disability or retirement, a participant with a balance greater than $5,000 may request payment in a lump sum amount equal to the value of the vested interest in his or her account. Terminated participants with vested balances in their accounts of $1 or more but less than $5,000 have their vested balance rolled over to an Individual Retirement Account unless they make a voluntary election for another form of distribution or rollover. Upon the death of an employee, the named beneficiary may elect to receive a lump sum amount equal to the vested balance in the deceased employee’s account.

Effective January 1, 2020, the Plan was amended to align with Safe Harbor provisions regarding Hardship Withdrawals. Specifically, the Plan: removed the six (6) month Hardship Suspension Rule; removed the requirement to obtain a loan prior to applying for a Hardship Withdrawal; and allowed earnings on Pre-Tax sources to be part of the available balance.

Beginning April 2020, the Plan implemented certain provisions from the Coronavirus Aid, Relief, and Economic Security (CARES) Act, which allowed Plan participants to take hardship withdrawals due to adverse financial consequences from COVID-19 up to $100,000.

(g)	Investment Elections

Each participant shall direct the investment of his or her own individual account and may select from several mutual funds, common collective trust funds, a stable value fund and Bar Harbor Bankshares common stock. Each participant has the ability to change his or her investment allocation at any time.

(h)	Notes Receivable from Participants

Participants may borrow from their accounts up to the lesser of $50,000 or 50% of their account balance. Per the January 1, 2020 amendment participants may carry one loan secured by the balance in their account. Prior to 2020 participants were allowed to carry up to two loans. Loans generally have a fixed rate and are written with an interest rate of 1% over the Prime Rate. Existing loans are presently written at 3.25% to 6.50%. Principal and interest is paid according to amortization schedules through biweekly payroll deductions. Generally, the loan terms may not exceed five years, unless for the purchase of a principal residence, which may permit a longer repayment term.

As a result of the CARES Act, the Plan allowed participants to suspend loan payments due in 2020 until January 1, 2021.

(i)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rates and market risks. Due to the level of risk associated with investment securities, it is at

BAR HARBOR BANKSHARES 401(k) PLAN

Notes to Financial Statements

December 31, 2020 and 2019

least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

As a result of the spread of COVID-19 coronavirus, economic uncertainties have arisen which have resulted in significant volatility in the investment markets. The duration of these uncertainties and the ultimate financial effects cannot be reasonably estimated at this time.

(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The Plan’s financial statements have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

(b)	Investments and Notes Receivable from Participants

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex- dividend date. Net appreciation (depreciation) includes the Plan’s gains and  losses on investments bought and sold as well as held during the year.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2020 or 2019. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

(c)	Payment of Benefits

Benefits are recorded when paid.

(d)	Use of Estimates

The preparation of financial statements, in conformity with U.S. GAAP; requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

(e)	Subsequent Events

The Plan has evaluated subsequent events through June 28, 2021, the date the financial statements were available to be issued.

BAR HARBOR BANKSHARES 401(k) PLAN

Notes to Financial Statements

December 31, 2020 and 2019

(3)	Fair Values of Financial Instruments

U.S. GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active market that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

●	Quoted prices for similar assets or liabilities in active markets.
●	Quoted prices for identical or similar assets or liabilities in inactive markets.
●	Inputs other than quoted prices that are observable for the asset or liability.
●	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (Contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Stable Value Fund and Common Trust Funds: The Morley Stable Value Fund and Common Trust Funds are valued at the Net Asset Value (“NAV”) of shares held by the Plan based on the fair value of their underlying assets reported in the fund’s audited financial statements.

Mutual Funds: Mutual funds are valued at quoted market prices, representing the net asset value of shares held by the Plan, and is classified as Level 1, as they are actively traded and no valuation adjustments have been applied.

Money Market Funds: Money Market funds are valued at quoted market prices, which represent the NAV of shares held at year-end.

Common Stock: The Bar Harbor Bankshares (BHB) common stock is valued at quoted market prices and is classified as Level 1, as they are actively traded and no valuation adjustments have been applied.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the

BAR HARBOR BANKSHARES 401(k) PLAN

Notes to Financial Statements

December 31, 2020 and 2019

fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There were no changes in valuation methodology during the year ended December 31, 2020 or 2019.

	Level 1	Level 2	Level 3	Total
December 31, 2020
Money Market funds	$209	$—	$—	$209
Mutual funds	35,927,471	—	—	35,927,471
Common Stock of BHB	5,876,713	—	—	5,876,713
Investments at fair value	41,804,393	—	—	41,804,393
Common Trust Funds (a)	—	—	—	7,325,894
Stable Value Fund (a)	—	—	—	2,154,713
Total Investments at fair value	$41,804,393	$—	$—	$51,285,000

December 31, 2019
Money Market funds	$10,852	$—	$—	$10,852
Mutual funds	29,345,231	—	—	29,345,231
Common Stock of BHB	6,457,697	—	—	6,457,697
Investments at fair value	35,813,780	—	—	35,813,780
Common Trust Funds (a)	—	—	—	5,791,084
Stable Value Fund (a)	—	—	—	1,749,896
Total Investments at fair value	$35,813,780	$—	$—	$43,354,760

There were no transfers between levels during 2020 or 2019.

(a)	The investment measured at fair value using the net asset value per share (or its equivalent) practical expedient has not been classified in the fair value hierarchy. The fair value amount included above is intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

BAR HARBOR BANKSHARES 401(k) PLAN

Notes to Financial Statements

December 31, 2020 and 2019

The following tables set forth additional disclosures of Plan’s investments whose fair value is estimated using NAV per share (or its equivalent) as of December 31, 2020 and 2019.

Fair Value Estimated Using NAV per Share

December 31, 2020

Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Stable Value Fund:
Morley Stable Value Fund	$2,154,713	$—	Daily	12 Months
Common Trust Funds:
BlackRock US Debt Index FD CLR	534,339	—	Daily	N/A
BlackRock EAFE Equity Index FDR CLR R	581,525	—	Daily	N/A
BlackRock Russell 2000 Index FDCL R	911,294	—	Daily	N/A
BlackRock Midcap Equity Index FD CL R	1,075,242	—	Daily	N/A
BlackRock Equity Index FD CLR	4,223,494	—	Daily	N/A

Fair Value Estimated Using NAV per Share

December 31, 2019

Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Stable Value Fund:
Morley Stable Value Fund	$1,749,896	$—	Daily	12 Months
Common Trust Funds:
BlackRock US Debt Index FD CLR	414,034	—	Daily	N/A
BlackRock EAFE Equity Index FDR CLR R	474,318	—	Daily	N/A
BlackRock Russell 2000 Index FDCL R	630,350	—	Daily	N/A
BlackRock Midcap Equity Index FD CL R	888,463	—	Daily	N/A
BlackRock Equity Index FD CLR	3,383,919	—	Daily	N/A

For the years ended December 31, 2020 and 2019, the Common Trust Funds require a redemption notice period of 5 days if the redemption request is greater than $1,000,000.

(4)	Income Tax Status

The Plan is based on a prototype plan. The Internal Revenue Service (“IRS”) informed the Plan Sponsor, in an opinion letter dated March 31, 2014, that the form of the Plan is acceptable under the requirements of the Internal Revenue Code (“IRC”). An employer may rely on a favorable opinion letter issued to a prototype sponsor as evidenced that the Plan is qualified under Code Section 401 (a) as provided in Revenue Procedure 2011-49. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the current plan is designed and being operated in compliance with applicable requirements of the IRC so that the plan is qualified and the related trust is tax exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has

BAR HARBOR BANKSHARES 401(k) PLAN

Notes to Financial Statements

December 31, 2020 and 2019

concluded that as of December 31, 2020 and 2019, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2017.

(5)	Related Party and Party-in-Interest Transactions

Shares of common stock issued by the Company represent certain Plan investments (See Note 3). The Plan held 259,844 and 254,340 shares if BHB’s common stock as of December 31, 2020 and 2019, respectively, with fair values of $5,876,713 and $6,457,697, respectively. During the year ended December 31, 2020, the Plan had purchases of $548,387, sales of $449,865 and incurred a net depreciation in fair value of investments of $650,325 on its common stock investment. During the year ended December 31, 2019, the Plan had purchases of $763,286, sales of $679,264 and incurred a net appreciation in fair value of investments of $1,568,970 on its common stock investment. Dividend income earned during the years ended December 31, 2020 and 2019 was $226,920 and $221,751, respectively. The decision to invest in Company stock is voluntary on the part of the participants. These transactions are party-in-interest transactions. Senior officers are prohibited from purchasing, selling, or reallocating their positions in the Company’s common stock during times of established blackouts or while in possession of insider information. Effective December 1, 2010, Reliance Trust Company became Trustee and investments (including Bar Harbor Bankshares) were held by Fidelity Investments. Participant loan distributions and repayments are also considered party-in-interest transactions.

BAR HARBOR BANKSHARES 401(k) PLAN

EIN: 01-0393663

Plan Number: 002

Schedule H, Line 4i – Schedule of Assets Held at End of Year

December 31, 2020

(a)	(b) Identity of Issuer, borrower, lessor, or similar party	(c) Description of investment, number of shares, maturity date for cash account and rate of interest	(d) Cost	(e) Current Value
	Cash - pass thru account	Interest rate - 1.31%	**	$276
*	Fidelity Gov’t Money Market	Money market fund	**	209
	American Target Fund 2055	Target Funds, 37,019.933 shares	**	876,263
	American Target Fund 2015	Target Funds, 226,093.499 shares	**	2,828,430
	American Target Fund 2020	Target Funds, 165,884.587 shares	**	2,289,207
	American Target Fund 2025	Target Funds, 189,218.344 shares	**	2,925,316
	American Target Fund 2030	Target Funds, 648,554.675 shares	**	10,934,632
	American Target Fund 2035	Target Funds, 226,844.486 shares	**	4,065,053
	American Target Fund 2040	Target Funds, 131,326.339 shares	**	2,450,549
	American Target Fund 2045	Target Funds, 112,741.690 shares	**	2,153,366
	American Target Fund 2050	Target Funds, 85,800.115 shares	**	1,613,900
	American Target Fund 2060	Target Funds, 21,718.723 shares	**	246,248
	American Europacific Growth Fund	Foreign equity mutual fund, 21,718.723 shares	**	1,505,107
	American New Perspective Fund	Foreign equity mutual fund, 44,965.405 shares	**	2,721,306
	Prudential Short Term Corp Bond	Bond mutual fund, 90,959.225 shares	**	1,044,510
*	Bar Harbor Bankshares	Common stock, 259,843.641 shares	**	5,876,713
	Morley Stable Value Fund	Stable Value Fund, 78,869.429 shares	**	2,154,713
	BlackRock Equity Index FD CL R	Common Trust Fund, 8,432.317 shares	**	4,223,494
	BlackRock Strategic Income Opps Instl	Equity Mutual Fund, 26,287.291 shares	**	273,584
	BlackRock US Debt Index FDC R	Common Trust Fund, 2,864.782 shares	**	534,339
	BlackRock EAFE Equity Index FDCLr	Common Trust Fund, 5,001.074 shares	**	581,525
	BlackRock Russell 2000 Index FD C R	Common Trust Fund, 4,059.034 shares	**	911,294
	BlackRock Midcap Equity Index FDCLR	Common Trust Fund, 4,764.878 shares	**	1,075,242
*	Participant Loans Receivable	Due through December 2033, Interest rate - 3.25% - 6.50%	N/A	649,195

				$51,934,471

*	Party-in-interest
**	Per ERISA guidelines, the cost of participant directed funds is not required to be included in this schedule

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Exhibit No.	Exhibit

23.1	Consent of RSM US LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees who administer the Bar Harbor Bankshares 401(k) Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bar Harbor Bankshares 401(k) Plan

By:	/s/ Jennifer Svenson	Date: June 28, 2021
Jennifer Svenson
Plan Administrator